Via EDGAR, U.S. Mail and Facsimile to (202) 772-9210*

October 21, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Daniel Gordon Branch Chief Mail Stop 4561

Re:	The Goldman Sachs Group, Inc. Form 10-K for the Fiscal Year ended November 30, 2007 (“2007 Form 10-K”) Form 10-Q for the Fiscal Quarter ended May 30, 2008 (“May 2008 Form 10-Q”) File No. 001-14965

Dear Mr. Gordon:

We are in receipt of the letter, dated September 30, 2008, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to our response to the Staff’s letter, dated August 8, 2008, regarding the above-referenced filings. We thank the Staff for its careful consideration of our response letter, and we look forward to resolving the Staff’s additional comment. For your convenience, we have included the Staff’s comment below, followed by our response.

Form 10-K for the year ended November 30, 2007

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

1.

We have reviewed your response to comment 1. You state in your response that certain expected rule and market share changes have to occur for the NYSE to recapture its lost market share and these expected changes are factored into the estimated future cash flows incorporated into your impairment test. Please address the following items as they relate to your calculation of the expected cash flows of your specialist rights intangible asset:

_____________________

*

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

•

In determining the expected cash flows, tell us how you determined that it was appropriate to assume that the proposed rule changes would take effect given that they were recently proposed as of December 31, 2007 and the rule changes would have a probable impact on expected cash flows.

Response:

During the latter part of 2007, NYSE management met with the specialists to review the NYSE’s proposed rule changes which had been previously discussed with representatives of the SEC in July 2007. During those meetings, the NYSE indicated that they expected approval in early 2008. Based on these discussions we thought it was probable that these, or similar, rule changes would be proposed and enacted. In addition, the NYSE’s proposals were publicized in the press during November 2007 and later confirmed on the NYSE’s website.

•

Please provide us with more details regarding how you factored the proposed rule changes into the expected cash flows and specifically how you were able to estimate the increased cash flows related to the proposed rule changes.

Response:

We estimated the impact of the proposed rule changes on our expected cash flows using the following key assumptions:

[Redacted]

•

Tell us whether you used one cash flow scenario assuming the proposed rule changes or you used several cash flow scenarios and weighted them. In your response, describe each scenario, the significant assumptions and how you weighted each scenario. If you used only one cash flow scenario assuming the proposed rule changes took place, explain how you probability weighted or risk-assessed the cash flows.

Response:

Our cash flow estimates were our single best estimate and assumed that the proposed rule changes would take effect by the beginning of our fiscal 2009, as we thought it was probable that these, or similar, rule changes would be proposed and enacted. Paragraph B22 of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” allows for the use of either a best-estimate approach to estimating cash flows or a probability-weighted approach, depending on the relevant facts and circumstances. The significant assumptions underlying our cash flow scenario are described above. Given the binary nature of the outcome of whether the rule changes occur and the fact that our objective was to estimate future cash flows (and not to determine fair value), we believe a best-estimate approach, which is reflective of our expectation of future cash flows, is appropriate.

•

Explain the timing of the cash flows related to the proposed rule changes. For example, tell us at what point in time in the expected cash flows you assumed the rules would change and how that was reflected in the expected cash flows.

Response:

Since we assumed that the rule changes would not be implemented until our fiscal fourth quarter of 2008, cash flow increases related to the implementation of the rule set were not taken into consideration until 2009. Beginning in 2009, we assumed that all of the proposed rule changes would be enacted and we would begin to realize cash flows consistent with the assumptions above.

2

•

Please quantify the impact of the proposed rule changes on gross cash flows and whether the trading specialist intangible would be impaired absent the assumed cash flows related to the proposed rule changes and the amount of the impairment.

Response:

[Redacted]

* * *

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K and the May 2008 Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K or the May 2008 Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah Smith
Sarah Smith
Controller and Chief Accounting Officer

cc:	Jessica Barberich (Securities and Exchange Commission) David A. Viniar, Chief Financial Officer (The Goldman Sachs Group, Inc.)

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